Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 1 DATED SEPTEMBER 12, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 27, 2025

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 27, 2025 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Explanatory Note

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation—Acquisitions”:

Brooklyn Portfolio – Brooklyn, New York

As previously disclosed, on November 30, 2017, we made a $3,000,000 joint-venture limited partnership equity investment (the “Brooklyn Equity Investment”) in an entity that owns a 112-unit multifamily portfolio of apartment buildings in Brooklyn, New York. Prior to us making the Brooklyn Equity Investment, the entity obtained a $20,700,000 loan from an unaffiliated lender (the “Brooklyn Loan”).

On September 2, 2025, the entity entered into maturity default under the terms of the Brooklyn Loan. The entity’s manager is currently working with the lender on a resolution to cure the default. There can be no guarantee the lender will consent to any proposed resolution on acceptable terms or at all.

Sherwood Oaks Apartments – Riverview, Florida

As previously disclosed, on November 30, 2021, we made a $4,200,000 joint-venture limited partnership equity investment (the “Sherwood Equity Investment”) in an entity that owns Sherwood Oaks Apartments, a 199-unit, Class B apartment community in Riverview, Florida (“Sherwood Oaks”). In connection with the Sherwood Equity Investment, the entity obtained a $27,750,000 loan from an unaffiliated lender (the “Sherwood Loan”).

Also as previously disclosed, on December 1, 2024, Sherwood Oaks entered into maturity default under the terms of the Sherwood Loan and, on January 31, 2025, entered into a loan modification and extension to the Sherwood Loan to, among other things, extend the maturity date to September 1, 2025. Concurrent with the loan modification, Sherwood Oaks issued a promissory note in the aggregate principal amount of up to $2,400,000.

On September 2, 2025, Sherwood Oaks entered into maturity default under the terms of the Sherwood Loan. The entity’s manager is currently working with the lender on a resolution to cure the default. There can be no guarantee the lender will consent to any proposed resolution on acceptable terms or at all.

Potential Investments

FedEx Ground KY – Louisville, Kentucky

There is a reasonable probability we will acquire a $4,500,000 joint-venture limited partnership equity investment in an entity (“FedEx Ground KY”) that owns an industrial property leased to FedEx Ground Package System, Inc. (“FedEx Ground”), a subsidiary of FedEx Corporation (NYSE: FDX, S&P issuer rating: BBB). The industrial property, built in 2015, consists of 303,369 square feet located in Louisville, Kentucky. If the acquisition is completed, the business plan will be to operate the property to generate consistent cash flow through lease payments by FedEx Ground.

We expect an affiliate of our Manager will receive a 2% acquisition fee in connection with the FedEx Ground KY acquisition. In addition, we anticipate that RealtyMogul Income REIT, another REIT with similar objectives and managed by our Manager, will acquire a joint-venture limited partnership equity investment in FedEx Ground KY.

Completion of the FedEx Ground KY equity investment remains subject to customary conditions, including due diligence, negotiation of definitive documents, and market conditions. There can be no assurance we will complete the investment.

FedEx Ground TN – Chattanooga, Tennessee

There is a reasonable probability we will acquire a $4,500,000 joint-venture limited partnership equity investment in an entity (“FedEx Ground TN”) that owns another industrial property leased to FedEx Ground. The industrial property, built in 2017, consists of 236,976 square feet located in Chattanooga, Tennessee. If the acquisition is completed, the business plan will be to operate the property to generate consistent cash flow through lease payments by FedEx Ground.

We expect an affiliate of our Manager will receive a 2% acquisition fee in connection with the FedEx Ground TN acquisition. In addition, we anticipate that RealtyMogul Income REIT will acquire a joint-venture limited partnership equity investment in FedEx Ground TN.

Completion of the FedEx Ground TN equity investment remains subject to customary conditions, including due diligence, negotiation of definitive documents, and market conditions. There can be no assurance we will complete the investment.